February 16, 2006	TSX Venture Exchange: CPQ

CANPLATS COMMENCES DRILLING AT MECATONA GOLD PROJECT

IN CHIHUAHUA, MEXICO

Vancouver, B.C. – Canplats Resources Corporation (TSX-V: CPQ) is pleased to report that the company has commenced drilling on its Mecatona gold-silver project in the state of Chihuahua, Mexico, approximately 12 miles (20 kilometers) south of Parral. The property package covers the principal veins of the district where historic mining activities focused on gold-silver production from epithermal veins measuring from one to five meters in thickness.

Canplats’ nine-hole drill program will test approximately one kilometer of strike length on the main structures. The targets include veins and potentially stockworks and breccias on the margins of the high-grade veins that have been mapped on surface and in underground workings. The drilling will be concentrated in the areas beneath the old Mecatona and Maria mine workings.

The Mecatona district includes two small operating producers and six abandoned mines. Recent surface and underground sampling on Canplats’ properties has returned values of up to 45.1 grams of gold per tonne and 1,770 grams of silver per tonne (1.3 ounces of gold per tonne and 51.6 ounces of silver per ton). The encouraging high-grade gold and silver values indicate excellent potential for high-grade bonanza-style mineralization in veins. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Canplats Resources Corporation, is the Qualified Person (QP) responsible for reviewing available data for the Mecatona property package.

Following completion of the Mecatona drilling, Canplats plans to remobilize the drill to its wholly-owned Rodeo property in Durango, Mexico. In addition to holdings in the Mecatona district, Canplats has retained two geologists with a proven track record of discoveries in the region to conduct property examinations and regional exploration in north central Mexico. This program has also commenced.

Canplats holds a 100% interest in two other gold prospects located in the state of Durango, Mexico, Yerbabuena and El Rincon, and continues to seek other gold projects in Mexico with exceptional exploration potential.

For further information, contact:

Corporate Information

Canplats Resources Corporation

R.E. Gordon Davis

Chairman, President and C.E.O.

Direct: (604) 484-8220

Paul LaFontaine

Director, Investor Relations

Direct: (604) 484-8212

info@canplats.com

http://www.canplats.com

Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.